Exhibit 1
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FOR IMMEDIATE RELEASE                                           5 September 2007


                              WPP GROUP PLC ("WPP")

            FITCH acquires 51% of design consultancy, gscs, in Dubai


WPP announces that its wholly-owned operating company FITCH, a leading design company, has acquired 51% of the issued share capital of Gregg Sedgwick Creative Strategy FZ-LLC ("gscs") which offers a range of brand consultancy services including graphic design and packaging, identity development, signage and way-finding design.

Founded  in 2001,  gscs is based in Dubai  Media  City and  employs  46  people.
Clients  include  Abyaar  Real  Estate,  Burj  Dubai,  Dubai  Holding,   Kerzner
International and Jumeirah Hotels and Resorts.

gscs's revenues for the year ended 31 December 2006 were AED32.6 million, with gross assets at the same date of AED20.1 million.

This investment continues WPP's strategy of developing its networks in fast growing markets and sectors.


Contact:
Feona McEwan, WPP                                         T. +44 (0)20 7408 2204
www.wpp.com
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